ORBIS

Warsaw, 2005-04-11


05007484

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 13/2005.
Best regards

Krzysztof Gerula

I Vice-President


SEC MAIL
PROCESSING
RECEIVED
APR 2 0 2005
WASH., D.C.
202
SECTION

PROCESSED
APR 2 9 2005
THOMSON
FINANCIAL

Current report no 13/2005

Today the Management Board of Orbis S.A. adopted a resolution concerning opening of liquidation of the "Europejski" Hotel Branch of "Orbis" S.A. in Warsaw as of April 6, 2005. At the same time, the Management Board decided to release possession of the real property on which the "Europejski" Hotel is situated, together with the building, to the company Hotel Europejski w Warszawie Spółka Akcyjna (hereinafter "HE S.A.") by August 31, 2005. The "Europejski" Hotel will remain open for guests until June 30, 2005. The decision of the Management Board was made with consideration of rulings containing justification issued recently by appellate courts, whereby claims of Orbis S.A. concerning transfer of ownership title to the real property on which the "Europejski" Hotel is erected for its benefit against consideration and claims concerning pronouncing invalidity of agreement granting the title to perpetual usufruct of this real property to HE S.A. have been rejected. Mutual claims between "Orbis" S.A. and HE S.A. relating to the said real property still remain to be settled.


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C.
202
SECTION